SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 1-33726

Exact name of issuer as specified in its charter, and name of Exchange where security is listed and/or registered:

Advanced Battery Technologies, Inc.

American Stock Exchange

Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices:

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

Description of class of securities:

Common stock, $.001 par value.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ] 17 CFR 240.12d2-2(a)(1)

[  ] 17 CFR 240.12d2-2(a)(2)

[  ] 17 CFR 240.12d2-2(a)(3)

[  ] 17 CFR 240.12d2-2(a)(4)

[  ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d.2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Battery Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 25, 2008

By: /s/ Fu Zhiguo

       Fu Zhiguo, Chief Executive Officer